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                   WILLIAM W. BOUTON III     185 ASYLUM STREET
                   860.725.6210              CITYPLACE / 35TH FLOOR    NEW HAVEN
                   FAX: 860.278.3802         HARTFORD, CT              HARTFORD
                   BOUTON@TYLERCOOPER.COM    06103-3488                STAMFORD
                   WWW.TYLERCOOPER.COM       860.725.6200





                                       March 16, 2005


Todd K. Schiffman
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C.  20549

         RE: ROCKVILLE FINANCIAL, INC.
             PRE-EFFECTIVE AMENDMENT NO 1 TO FORM S-1, FILED MARCH 1, 2005 FILE NUMBER 333-121421

Dear Mr. Schiffman:


         This is the response of Rockville Financial, Inc. ("Rockville" or the "Registrant") to your letter of March 7, 2005 to William J. McGurk with respect to the above-captioned Pre-Effective Amendment No. 1 to the Registrant's Form S-1 Registration Statement. We have reprinted each of your numbered comments below and provided the Registrant's response in boldface type after each comment. The page numbers in your comments refer to the page numbers in the version of the Pre-Effective Amendment No. 1 you cited in your letter. The page numbers in our responses below refer to the pages in Pre-Effective Amendment No. 2 filed today.

         How We Determined to Offer... - page 7

1. In the third line on page 10 you reference the "minimum of the value range." The numbers you use seem to be based on the maximum value. Please reconcile this information.

RESPONSE:

         THE DISCLOSURE ON PAGE 9 OF THE PROSPECTUS HAS BEEN REVISED TO REFER CORRECTLY TO THE MAXIMUM OF THE VALUATION RANGE WITH RESPECT TO THE NUMBERS DISCLOSED RATHER THAN THE MINIMUM OF THE RANGE.

2. Please describe the peer group you are using for the tabular information at the top of page 10. Ensure that the peer group information in the table is on a fully converted basis so that it is comparable to the information for the registrant.


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Todd K. Schiffman
March 16, 2005
Page 2


RESPONSE:

         THE DISCLOSURES ON PAGE 9 OF THE PROSPECTUS HAVE BEEN REVISED TO ADD A DESCRIPTION OF THE GROUP OF PEER COMPANIES USED FOR THE COMPARISON IN THE TABLE ON PAGE 10. WE HAVE ALSO CONFIRMED THAT THE INFORMATION WITH RESPECT TO BOTH THE REGISTRANT AND THE PEER GROUP IS PRESENTED ON A FULLY CONVERTED, COMPARABLE BASIS.

3. We note that the column headings you use in the first table on page 10 are only correct for the registrant. Revise these to be correct.

RESPONSE:

         THE TABLE ON PAGE 10 OF THE PROSPECTUS HAS BEEN REVISED SO THAT THE HEADINGS ARE CORRECT FOR BOTH THE REGISTRANT AND THE PEER GROUP.

         Comparison of Operating Results for the Years Ended December 31, 2003 and December 31, 2002

         Noninterest Income - page 51

4. Refer to prior comment 42. We note your revised disclosures related to the transfer of loans held for sale on page 52. However, we could not locate your disclosure of how you considered any allowance related to the loans immediately before the transfer.

RESPONSE:

         THE DISCLOSURE ON PAGE 52 OF THE PROSPECTUS HAS BEEN REVISED TO INCLUDE A DISCLOSURE OF THE REGISTRANT'S CONSIDERATION OF AN ALLOWANCE RELATED TO THE LOANS IMMEDIATELY BEFORE THE TRANSFER.

         Allowance for Loan Losses - page 77

5. Please revise your disclosure related to your general valuation allowance to state that the allowance for loan losses reflect management's best estimate of probable incurred loan losses as of the balance sheet dates, if true. Disclosures that explain the allowance in terms of future losses suggest a lack of compliance with GAAP and are not appropriate. Refer to section II.J of the Accounting and Disclosure Issues guidance issued on

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Todd K. Schiffman
March 16, 2005
Page 3


         November 30, 2004 by the Division of Corporation Finance.

RESPONSE:

         THE DISCLOSURE ON PAGE OF 77 OF THE PROSPECTUS HAS BEEN REVISED TO CLARIFY THAT THE ALLOWANCE FOR LOAN LOSSES REFLECTS MANAGEMENT'S BEST ESTIMATE OF PROBABLE INCURRED LOAN LOSSES AS OF THE DATES OF THE BALANCE SHEETS AND TO REMOVE THE REFERENCE TO EXPECTED FUTURE LOSSES.

6. Please revise to provide an expanded discussion of the increase in the unallocated portion of the allowance. Specifically identify the factors that resulted in the increase in imprecision in your methodology that resulted in the increase and discuss related trends.

RESPONSE:

         THE DISCLOSURE ON PAGE 77 OF THE PROSPECTUS HAS BEEN REVISED TO PROVIDE AN EXPANDED DISCUSSION OF THE INCREASE IN THE UNALLOCATED PORTION OF THE ALLOWANCE FOR LOAN LOSSES AND TO IDENTIFY THE FACTORS THAT RESULTED IN THE INCREASE FROM DECEMBER 31, 2003 TO DECEMBER 31, 2004.

         Investment Activities - page 81

7. Refer to prior comment 34. We note your disclosure of the amount of securities from government-sponsored enterprises on page 82. However, please revise here and throughout your filing to clearly and separately classify securities that are legally backed by the full faith and credit of the U.S. government and those that are not such as securities issued by government-sponsored enterprises. Refer to section II.C.2. of the Accounting and Disclosure Issues guidance issued on November 30, 2004 by the Division of Corporation Finance.

RESPONSE:

         THE INVESTMENT DISCLOSURES THROUGHOUT THE REGISTRATION STATEMENT INCLUDING THE AUDITED FINANCIAL STATEMENTS HAVE BEEN REVISED (ON PAGES 84, 85, F-16, F-17 AND F-18) TO DISCLOSE CLEARLY AND SEPARATELY CLASSIFY INVESTMENTS IN SECURITIES BACKED BY THE FULL FAITH AND CREDIT OF THE UNITED STATES GOVERNMENT AND THOSE THAT ARE NOT, SUCH AS GOVERNMENT SPONSORED ENTERPRISES.


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Todd K. Schiffman
March 16, 2005
Page 4



         Phantom Stock Plan - page 123

8. We note from the second paragraph on page 49 that the phantom stock plan accounted for $966,000 of increased expenses in 2004. Please provide quantified disclosure for this plan at this heading.

RESPONSE:

         THE DISCLOSURE ON PAGE 124 OF THE PROSPECTUS HAS BEEN REVISED TO QUANTIFY THE EXPENSE RECORDED IN 2004 RELATED TO THE PHANTOM STOCK PLAN.

         Financial Statements

         Note 1. Organization, Business and Significant Accounting Policies

         Loans Held for Sale - page F-10

9. Please revise to describe your policy for accounting for loans immediately before they are transferred to your loans held for sale account. Refer to paragraphs 10.16 - 10.19 of the AICPA Depository and Lending Institutions Audit and Accounting Guide.

RESPONSE:

         THE DISCLOSURE ON PAGE F-10 OF THE PROSPECTUS HAS BEEN REVISED TO DESCRIBE THE REGISTRANT'S POLICY FOR ACCOUNTING FOR LOANS IMMEDIATELY BEFORE THEY ARE TRANSFERRED TO THE LOANS HELD FOR SALE ACCOUNT.

         Interest and Fees on Loans - page F-12

10. Refer to prior comment 46. We note your revised disclosures regarding your policy for recognizing loan commitment fees. Please also describe your accounting policy for loan commitment fees where the likelihood of exercise is remote. Refer to paragraph 8.83 of the AICPA Depository and Lending Institutions Audit and Accounting Guide.

RESPONSE:

         THE DISCLOSURE ON PAGE F-11 OF THE PROSPECTUS HAS BEEN REVISED TO DESCRIBE THE REGISTRANT'S ACCOUNTING POLICY FOR LOAN COMMITMENT FEES WHERE THE LIKELIHOOD OF EXERCISE IS REMOTE.


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Todd K. Schiffman
March 16, 2005
Page 5

         General

11. We note that your EDGAR filed amendment is not marked to show changes from the first filing. Please do this in your next amendment.

RESPONSE:

         THE EDGAR-FILED PRE-EFFECTIVE AMENDMENT NO. 2 HAS BEEN APPROPRIATELY MARKED TO SHOW CHANGES FROM THE FILED PRE-EFFECTIVE AMENDMENT NO. 1.

12. Please confirm supplementally, in writing, that the marked, amendment number 1, dated 2/21/05, is as filed March 1,2005.

RESPONSE:

         THIS WILL CONFIRM THAT THE MARKED COURTESY COPY OF PRE-EFFECTIVE AMENDMENT NO. 1 ERRONEOUSLY BEARING A HEADER DRAFT DATE OF 2/21/05 WAS IN FACT A CONFORMED COPY OF THE UNMARKED EDGAR VERSION FILED ELECTRONICALLY WITH THE COMMISSION ON MARCH 1, 2005.

         Conclusion

         The Registrant believes the above responses appropriately address the comments contained in your letter of March 7, 2005. We are, of course, prepared to discuss with you or your staff any of our responses and look forward to answering any other questions you may have about the Registrant's registration statement. Please feel free to call either the undersigned at 860-725-6210 or my partner Robert J. Metzler at 860-725-6203.


                                       Sincerely,




                                       William W. Bouton III